UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 1-13546

STMicroelectronics N.V.

 (Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Enclosure: A press release dated March 28, 2023, announcing the results related to the voting items of STMicroelectronics’ 2023 Annual General Meeting of Shareholders.

PR N°C3169C

STMicroelectronics Reports on Resolutions to be Proposed
at the 2023 Annual General Meeting of Shareholders

Geneva, March 28, 2023 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, announced the resolutions to be submitted for adoption at the Annual General Meeting of Shareholders (AGM) which will be held in Amsterdam, the Netherlands, on May 24, 2023.

The resolutions, proposed by the Supervisory Board, are:

•	The adoption of the Company’s statutory annual accounts for the year ended December 31, 2022, prepared in accordance with International Financial Reporting Standards (IFRS). The 2022 statutory annual accounts were filed with the Netherlands authority for the Financial Markets (AFM) on March 23, 2023 and are posted on the Company’s website (www.st.com) and the AFM’s website (www.afm.nl);

•	The distribution of a cash dividend of US$ 0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of US$ 0.06 in each of the second, third and fourth quarters of 2023 and first quarter of 2024 to shareholders of record in the month of each quarterly payment as per the table below;

•	The reappointment, for a three-year term expiring at the 2026 AGM, of Mr. Frédéric Sanchez and Mr. Maurizio Tamagnini, as members of the Supervisory Board;

•	The reappointment, for a two-year term expiring at the 2025 AGM, of Ms. Ana de Pro Gonzalo, as member of the Supervisory Board;

•	The reappointment, for a one-year term expiring at the 2024 AGM, of Mr. Yann Delabrière, as member of the Supervisory Board;

•	The appointment of Mr. Paolo Visca, as member of the Supervisory Board, for a three-year term expiring at the 2026 AGM, in replacement of Mr. Alessandro Rivera whose mandate will expire at the end of the 2023 AGM;

•	The appointment of Ms. Hélène Vletter-van Dort, as member of the Supervisory Board, for a two-year term expiring at the end of the 2025 AGM, in replacement of Ms. Heleen Kersten whose mandate will expire at the end of the 2023 AGM;

•	The approval of the stock-based portion of the compensation of the President and CEO;

•	The authorization to the Managing Board, until the end of the 2024 AGM, to repurchase shares, subject to the approval of the Supervisory Board;

•	The delegation to the Supervisory Board of the authority to issue new common shares, to grant rights to subscribe for such shares, and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares, until the end of the 2024 AGM;

•	The discharge of the sole member of the Managing Board; and

•	The discharge of the members of the Supervisory Board.

The record date for all shareholders to participate at the Annual General Meeting of Shareholders will be April 26, 2023. The complete agenda and all relevant detailed information concerning the 2023 AGM, as well as all related AGM materials, are available on the Company’s website (www.st.com) and made available to shareholders in compliance with legal requirements as of March 28, 2023.

The table below summarizes the full schedule for the quarterly dividend distribution:

Transfer between New York (NY) and Dutch registered shares restricted:
Quarter	Ex-dividend Date	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	From End of Business in NY on:	Until Open of Business in NY on:
Q2 2023	26-Jun-23	27-Jun-23	28-Jun-23	5-Jul-23	23-Jun-23	28-Jun-23
Q3 2023	18-Sep-23	19-Sep-23	20-Sep-23	26-Sep-23	15-Sep-23	20-Sep-23
Q4 2023	11-Dec-23	12-Dec-23	13-Dec-23	19-Dec-23	8-Dec-23	13-Dec-23
Q1 2024	18-Mar-24	19-Mar-24	20-Mar-24	26-Mar-24	15-Mar-24	20-Mar-24

About STMicroelectronics

At ST, we are more than 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and connectivity. ST is committed to becoming carbon neutral by 2027. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41 22 929 58 12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33 6 59 16 79 08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	March 29, 2023	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience